EXHIBIT 11

ESTERLINE TECHNOLOGIES CORPORATION

Computation of Basic and Diluted Earnings Per Common Share

For the Three and Nine Month Periods Ended July 31, 2009 and August 1, 2008

(Unaudited)

(In thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	July 31, 2009	August 1, 2008	July 31, 2009	August 1, 2008

Net Sales	$361,486	$363,484	$1,030,705	$1,078,822
Gross Margin	117,147	113,358	331,897	349,958

Net Earnings From Continuing Operations	$32,478	$18,400	$69,303	$72,072
Net Earnings From Discontinued Operations	163	2,082	15,994	4,579

Net Earnings	$32,641	$20,482	$85,297	$76,651

Basic

Weighted Average Number of Shares Outstanding	29,736	29,575	29,701	29,466

Earnings Per Share – Basic:
Continuing Operations	$1.09	$.62	$2.33	$2.45
Discontinued Operations	.01	.07	.54	.15

Earnings Per Share – Basic	$1.10	$.69	$2.87	$2.60

Diluted

Weighted Average Number of Shares Outstanding	29,736	29,575	29,701	29,466
Net Shares Assumed to be Issued for Stock Options	134	419	154	428

Weighted Average Number of Shares and Equivalent Shares Outstanding – Diluted	29,870	29,994	29,855	29,894

Earnings Per Share – Diluted:
Continuing Operations	$1.09	$.61	$2.32	$2.41
Discontinued Operations	.00	.07	.54	.15

Earnings Per Share – Diluted	$1.09	$.68	$2.86	$2.56